Monthly Report - December, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (5,294,618)     (16,102,920)
Change in unrealized gain (loss) on open            1,670,009        2,167,110
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               1,896           21,695
      obligations
   Change in unrealized gain (loss) from U.S.          27,052         (74,728)
      Treasury obligations
Interest Income 			               30,488          640,996
Foreign exchange gain (loss) on
	margin deposits   			       24,989        (255,349)
				                 ------------    -------------
Total: Income 				          (3,540,184)     (13,603,196)

Expenses:
   Brokerage commissions 		            1,496,912       23,947,630
   Management fee 			               37,971          574,919
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	               15,943           85,695
   Administrative expense 	       	              126,537        1,692,114
					         ------------    -------------
Total: Expenses 		                    1,677,363       26,300,358
Net Income(Loss)			   $      (5,217,547)     (39,903,554)
for December, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (309,303.498    $     6,919,295    297,180,308    304,099,603
units) at November 30, 2013
Addition of 		 	              0        153,886        153,886
135.877 units on December 1, 2013
Redemption of 		 	              0   (10,798,213)   (10,798,213)
(11,214.707) units on  December 31, 2013*
Net Income (Loss)               $      (86,199)    (5,131,348)    (5,217,547)
for December, 2013
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2013
(298,314.593 units inclusive
of 89.925 additional units) 	      6,833,096    281,404,633    288,237,729
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2013 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (1.77)% 	(10.19)%  $      953.24	  276,835.184 $   263,890,497
Series 2     (1.43)% 	 (6.32)%  $    1,116.03	      139.796 $       156,016
Series 3     (1.41)% 	 (6.09)%  $    1,126.21	   19,432.989 $    21,885,706
Series 4     (1.25)% 	 (4.19)%  $    1,209.21	    1,906.624 $     2,305,510

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			January 15, 2014
Dear Investor:


The Trust was unprofitable in December as losses from trading interest rate futures outweighed gains from trading currency forwards, and metal and energy futures. Equity futures and soft and agricultural commodity futures were essentially flat.

Signs of strong economic performance in the U.S. and of improving conditions elsewhere, including in Europe, combined with news of the start of "tapering" by the Federal Reserve to cause interest rates to move higher across the yield curve and across countries. Consequently, long positions in U.S., European and Japanese note and bond futures produced losses. In addition, long positions in European, British and U.S. short term interest rate futures were unprofitable.

Equity market indices were volatile during December, dropping abruptly as the month began and rebounding strongly thereafter. Concern about the contours of a U.S. fiscal deal and about the scheduled Fed meeting-both in mid-December-seemed to trigger some year-end profit taking at the start of the month. Subsequently, however, sanguine outcomes from both the fiscal and monetary events combined with good economic news worldwide to encourage a recovery in equity futures. Despite losses early on, long positions in Japanese, U.S. and Taiwanese equity indices were profitable for the month. However, these gains were offset by losses registered on long positions in European, Chinese, Korean, Hong Kong, Singaporean and Australian stock index futures.

Foreign exchange trading was profitable. Long euro positions against the dollar, Turkish lira, South African rand and Aussie dollar were profitable. Also, short dollar trades versus the Polish zloty, Swiss franc, pound sterling, Swedish krona, Korean won, Indian rupee, Israeli shekel, and New Zealand dollar were profitable, as was a long dollar trade against the Japanese yen. Finally, a long sterling trade relative to the Aussie dollar was profitable. These gains outweighed the losses from short U.S. dollar positions against the Turkish lira, Singapore dollar, Aussie dollar, and Canadian dollar. Long dollar trades versus the Brazilian real and Chilean peso were also marginally unprofitable.

Metal and energy prices rose during the month and long positions in zinc, copper, nickel and lead were profitable, as were long positions in crude oil, RBOB gasoline, London gas oil and natural gas. On the other hand, trading of precious metals was fractionally unprofitable.

The gains on short positions in sugar, wheat and soybean oil essentially offset the losses from long positions in soybeans, cocoa, cotton, and a short coffee trade.



  				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman